UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Statement on Schedule 13G)

of

Tweedy, Browne Company LLC

MRC Global Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

55345k103

(Cusip Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55345k103

1.	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS OF ABOVE PERSONS Tweedy, Browne Company LLC (“TBC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,134,655 shares
	6.	SHARED VOTING POWER 0 shares
	7.	SOLE DISPOSITIVE POWER 5,744,935 shares
	8.	SHARED DISPOSITIVE POWER 0 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,744,935 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.62%
12	TYPE OF REPORTING PERSON (See instructions) IA
14.	CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED ☒ Rule 13d-1(b) ☐ Rule 13d-1(c) ☐ Rule 13d-1(d)

ITEM 1	(A) NAME OF ISSUER:

MRC Global Inc.

ITEM 1	(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2 Houston Center, 909 Fannin Street,

Suite 3100

Houston, Texas 77010

ITEM 2	(A) NAME OF PERSON FILING:

The person filing this Schedule 13G is Tweedy, Browne Company LLC (“TBC”), a Delaware limited liability company.

ITEM 2	(B) ADDRESS OF PRINCIPAL OFFICE:

The business address of TBC is One Station Place, Stamford, CT 06902

ITEM 2	(C) CITIZENSHIP:

TBC is a Delaware limited liability company.

ITEM 2	(D) TITLE OF CLASS OF SECURITIES:

This Schedule on 13G relates to the Common Stock, par value $0.01 per share of the issuer.

ITEM 2	(E) CUSIP NUMBER:

55345k103

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐	Investment company registered under Section 8 of the Investment Company Act.

(e) ☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐	Group, in accordance with Rule 13d-1(c), check this box.

ITEM 4 – OWNERSHIP

ITEM 4	(a) Amount Beneficially Owned:

5,744,935 shares

(b) Percent of Class

5.62%

(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:

5,134,655 shares

(ii) Shared power to vote or direct the vote:

0 shares

(iii) Sole power to dispose or to direct the disposition of

5,744,935 shares

(iv) Shared power to dispose or to direct the disposition of

0 shares

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS ☐

N/A

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATION

By signing below TBC does hereby certify that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

TBC after reasonable inquiry and to the best of its knowledge and belief, does hereby certify that the information set forth in this Schedule 13G is true, complete and correct.

TWEEDY, BROWNE COMPANY LLC

By:	/s/ Patricia A. Rogers
Patricia A. Rogers
General Counsel

Dated: January 6, 2015